UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED

(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Financial Statements and Exhibits

Set forth in this report are the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended June 30, 2024. The earning release attached as Exhibit 99.1 includes additional information regarding the foregoing and is incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earning Release, dated as of December 20, 2024.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: December 20, 2024

2

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	17,349,390	17,564,301	2,249,440
Restricted cash	6,347,680	7,852,453	1,005,655
Accounts receivable, net	31,670,733	47,182,229	6,042,574
Prepayments and other current assets, net	10,302,355	13,698,032	1,754,291
Investment in life insurance policy, net	1,564,333	1,565,203	200,454
Due from a related party	2,086,415	2,416,977	309,540
Inventories, net	8,293,287	10,464,922	1,340,231
Prepaid income tax	8,003	8,003	1,025
Total current assets	77,622,196	100,752,120	12,903,210

NON-CURRENT ASSETS
Plant and equipment, net	15,817,168	18,934,526	2,424,923
Intangible assets, net	869,832	651,620	83,452
Other non-current assets	1,985,940	—	—
Prepayment for acquisition of plant and equipment	1,357,434	290,668	37,226
Right-of-use assets, net	5,022,022	4,615,352	591,083
Deferred tax assets, net	2,640,387	2,417,601	309,620
Total non-current assets	27,692,783	26,909,767	3,446,304
Total assets	105,314,979	127,661,887	16,349,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts and bills payable	47,485,156	67,107,440	8,594,373
Accruals and other payables	7,203,230	13,863,430	1,775,474
Banks and other borrowings	9,559,450	12,095,674	1,549,079
Due to related parties	2,032,193	1,494,193	191,360
Operating lease liabilities	3,928,046	3,492,618	447,296
Finance lease liabilities	145,240	9,509	1,218
Tax payable	10,095	—	—
Total current liabilities	70,363,410	98,062,864	12,558,800

NON-CURRENT LIABILITIES
Banks and other borrowings	10,514,517	4,841,582	620,056
Operating lease liabilities	1,093,976	1,122,734	143,787
Total non-current liabilities	11,608,493	5,964,316	763,843
Total liabilities	81,971,903	104,027,180	13,322,643

COMMITMENTS AND CONTINGENCIES (Note 19)

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized, 18,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	8,775	8,775	1,125
Additional paid-in capital	15,491,225	15,491,225	1,983,281
Accumulated other comprehensive income	4,465,962	3,929,082	503,856
Retained earnings	3,377,114	4,205,625	538,609
Total shareholders’ equity	23,343,076	23,634,707	3,026,871
Total liabilities and shareholders’ equity	105,314,979	127,661,887	16,349,514

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
REVENUE	50,800,321	81,934,259	10,493,226

COST OF REVENUE	(40,455,750)	(64,895,629)	(8,311,109)
Gross profit	10,344,571	17,038,630	2,182,117

OPERATING EXPENSES
Selling and marketing	(3,982,211)	(5,474,255)	(701,082)
General and administrative	(10,152,410)	(11,081,674)	(1,419,217)
Total expenses	(14,134,621)	(16,555,929)	(2,120,299)
(LOSS) INCOME FROM OPERATION	(3,790,050)	482,701	61,818

OTHER EXPENSES
Interest income	66,229	66,785	8,553
Interest expense	(693,483)	(682,011)	(87,344)
Other income	368,773	291,314	37,308
Other gain, net	252,386	892,516	114,303
Total other (expenses) income, net	(6,095)	568,604	72,820
(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(3,796,145)	1,051,305	134,638
INCOME TAX EXPENSE	(1,344)	(222,794)	(28,533)
NET (LOSS) INCOME	(3,797,489)	828,511	106,105
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(777,889)	(536,880)	(68,758)
TOTAL COMPREHENSIVE (LOSS) INCOME	(4,575,378)	291,631	37,347
Weighted average number of ordinary shares:
Basic and diluted	18,000,000	18,000,000	18,000,000
(LOSS) EARNINGS PER SHARE*:
BASIC AND DILUTED	(0.21)	0.05	0.01

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Ordinary shares		Additional	Accumulated Other
	No. of Shares	Amount	Paid-in Capital	Comprehensive Income	Retained Earnings	Total Equity
		HK$	HK$	HK$	HK$	HK$
BALANCE, January 1, 2023 (Audited)	18,000,000	8,775	15,491,225	3,280,868	6,763,982	25,544,850
Net loss	—	—	—	—	(3,797,489)	(3,797,489)
Foreign currency translation	—	—	—	(777,889)	—	(777,889)
BALANCE, June 30, 2023 (Unaudited)	18,000,000	8,775	15,491,225	2,502,979	2,966,493	20,969,472

BALANCE, January 1, 2024 (Audited)	18,000,000	8,775	15,491,225	4,465,962	3,377,114	23,343,076
Net income	—	—	—	—	828,511	828,511
Foreign currency translation	—	—	—	(536,880)	—	(536,880)
BALANCE, June 30, 2024 (Unaudited)	18,000,000	8,775	15,491,225	3,929,082	4,205,625	23,634,707
BALANCE, June 30, 2024 (US$) (Unaudited)		1,125	1,983,281	503,856	538,609	3,026,871

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Cash flows from operating activities
Net (loss) income	(3,797,489)	828,511	106,105
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of plant and equipment	1,582,421	1,350,981	173,019
Amortization of intangible assets	35,010	26,879	3,442
Allowance for expected credit losses	618,106	228,992	29,327
(Gain) loss on disposal of plant and equipment	(16,731)	71,127	9,109
Changes in operating assets and liabilities
Accounts receivable	(7,692,006)	(15,740,488)	(2,015,866)
Prepayments and other current assets	81,191	(948,329)	(121,451)
Inventories	(1,253,183)	(2,171,635)	(278,119)
Deferred tax assets	—	222,786	28,532
Accounts and bills payable	(10,440,715)	20,874,741	2,673,404
Accruals and other payables	127,190	6,660,200	852,967
Tax payable	—	(10,095)	(1,293)
Net cash (used in) generated from operating activities	(20,756,206)	11,393,670	1,459,176
Cash flows from investing activities
Purchase of equipment	(1,792,025)	(5,086,857)	(651,468)
Prepayment for acquisition of plant and equipment	—	(132,000)	(16,905)
Investment in life insurance policy	(1,569,303)	—	—
Proceeds from disposal of plant and equipment	1,183,074	147,283	18,862
Advances to a related party	—	(330,562)	(42,335)
Net cash used in investing activities	(2,178,254)	(5,402,136)	(691,846)
Cash flows from financing activities
Proceeds from banks and other borrowings	3,882,652	8,451,651	1,082,393
Repayment for banks and other borrowings	(2,745,389)	(11,588,362)	(1,484,108)
Repayment of obligation under finance leases	(403,365)	(135,731)	(17,383)
Advance from a related party	6,080,250	19,731	2,527
Repayment to a related party	—	(557,731)	(71,428)
Deferred offering costs	—	(461,408)	(59,092)
Net cash generated from (used in) financing activities	6,814,148	(4,271,850)	(547,091)
Net (decrease) increase in cash and cash equivalent	(16,120,312)	1,719,684	220,239
Cash and cash equivalent at the beginning of the period	25,439,867	17,349,390	2,221,916
Restricted cash at the beginning of the year	11,056,826	6,347,680	812,940
Cash, cash equivalent and restricted cash at the beginning of the period	36,496,693	23,697,070	3,034,856
Cash and cash equivalent at the end of the period	16,969,224	17,564,301	2,249,440
Restricted cash at the end of the period	3,407,157	7,852,453	1,005,655
Cash, cash equivalent and restricted cash at the end of the period	20,376,381	25,416,754	3,255,095
Supplementary cash flows information
Interest received	66,229	66,785	8,553
Interest paid	(693,483)	(682,011)	(87,344)
Income tax paid	—	(10,103)	(1,294)

Supplemental non-cash activities:
Initial recognition of lease obligations related to right-of-use assets	—	1,811,565	232,005

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Background

SAMFINE CREATION HOLDINGS GROUP LIMITED (“We,” “us,” “our,” “our Company,” the “Company,” or “SFHG”), through its wholly-owned subsidiaries, is engaged in commercial printing services in Hong Kong and the People’s Republic of China (the “PRC”).

A group reorganization of the legal structure was completed in on January 13, 2022. As the Group were under same control of the shareholder and their entire equity interests were also ultimately held by the shareholder immediately prior to the group reorganization, the unaudited interim condensed consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the six months ended June 30, 2023 and 2024.

Initial Public Offering

On October 16, 2024, the Company completed its IPO and listed its ordinary shares on the Nasdaq Capital Market under the symbol “SFHG”. With the IPO, the Company received aggregate gross proceeds of US$8,000,000, prior to deducting underwriting discounts and other offering expenses and a total of 2,000,000 ordinary shares were issued. On October 22, 2024, the representative of the underwriters of the IPO exercised its over-allotment option in full to purchase an additional 300,000 ordinary shares of the Company. As a result of which, the Company received an additional gross proceed of US$1,200,000.

As of June 30, 2024, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	% of Ownership
SFHG or the Company	— Incorporated in Cayman Island — Incorporated on January 20, 2022 — holding company	Parent

New Achiever	— Incorporated in BVI — Incorporated on January 13, 2022 — Intermediate holding company	100% owned by SFHG

Samfine HK	— Incorporated in Hong Kong — Incorporated on March 12, 1997 — Provision of commercial printing services	100% owned by New Achiever

Samfine SZ	— Incorporated in PRC — Established on February 5, 1993 — Provision of commercial printing services	100% owned by Samfine HK

Samfine SZ Technology	— Incorporated in PRC — Incorporated on April 21, 2021 — Provision of commercial printing services	100% owned by Samfine SZ

2. Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2024 and results of operations and cash flows for the six months ended June 30, 2023 and 2024. The unaudited interim condensed consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023, and related notes included in the Company’s audited consolidated financial statements.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to useful life of plant and equipment, impairment of long-lived assets, impairment of obsolete inventories, allowance for expected credit losses, provision for contingent liabilities, and allowance for deferred taxes and uncertain tax position. Actual results could vary from the estimates and assumptions that were used.

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”) and the functional currency of its Hong Kong subsidiary is HK$, and the functional currency of its PRC subsidiaries is the Renminbi (the “RMB”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

2. Summary of Significant Accounting Policies and Practices (cont.)

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of operations.

The financial statements of the Group are translated from the functional currency into HK$. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ using the appropriate historical rates. Revenues and expenses, gains and losses are translated into HK$ using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of comprehensive loss.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the period ended June 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8083, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. Our restricted cash primarily represents deposits pledged to banks to secure our bills repayable which have a maximum length of six months.

Accounts receivable and allowance for expected credit loss

Accounts receivable are recorded at original invoice amount less an estimated allowance for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for expected credit losses. When collection of the original invoice amounts is no longer probable, we will either partially or fully write off the balance against the allowance for expected credit losses.

In establishing the required allowance for expected credit losses, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, the credit history, financial conditions of the customers, future expectations and customer-specific quantitative and qualitative factors that may affect our customers’ ability to pay. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and adjusts the allowance when necessary. In this connection, we established a provision for expected credit losses when there is objective evidence that we may not be able to collect amounts due. Delinquent account balances are written off against allowance for expected credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, we will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

Other current assets

Other current assets primarily include deposits for banking facilities, rental and utilities, input VAT, low value consumables and others.

2. Summary of Significant Accounting Policies and Practices (cont.)

Investment in life insurance policy, net

The Company invests in corporate-owned life insurance policy. The Company accounts for the purchase of life insurance policy in accordance with ASC 325-30, Investment in Insurance Contracts, which requires us to use either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The Company has elected to account for all of its life insurance policy using the investment method.

Under the investment method, the Company recognizes the initial investment at the transaction price plus all initial direct external costs. Continuing costs (payments of policy premiums and direct external costs, if any) necessary to keep the policy in force are capitalized. Gain recognition is deferred until the death of the insured. At that time the Company recognizes in net income (or other applicable performance indicator) the difference between the carrying amount of the investment and the policy proceeds. The Company is required to test the investment for impairment upon the availability of new or updated information that indicates that, upon the death of the insured, the expected proceeds from the insurance policy may not be sufficient for the investor to recover the carrying amount of the investment plus anticipated gross future premiums (undiscounted for the time value of money) and capitalizable external direct costs, if any. Indicators to be considered include, but are not limited to a change in the life expectancy of the insured and a change in the credit standing of the insurer. As a result of performing an impairment test, if the undiscounted expected cash inflows (the expected proceeds from the policy) are less than the carrying amount of the investment plus the undiscounted anticipated gross future premiums and capitalizable external direct costs, an impairment loss is recognized.

Inventories, net

Inventories, which are primarily comprised of raw materials, work-in-progress and finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for impairment associated with obsolete, slow-moving and non-saleable inventory by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for return to our materials suppliers.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time plant and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

We depreciate plant and equipment using the straight-line method as follows:

Plant machineries	5 years to 10 years
Motor Vehicles	5 years
Office equipment	3 years to 5 years

2. Summary of Significant Accounting Policies and Practices (cont.)

Intangible assets, net

Intangible assets are primarily purchased from third parties. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Computer software	3 years to 5 years
Patent	10 years

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and June 30, 2024, no impairment of long-lived assets was recognized.

Fair value of financial instruments

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

2. Summary of Significant Accounting Policies and Practices (cont.)

Financial assets and liabilities of the Company primarily consist of cash and cash equivalent, restricted cash, accounts receivable, prepayments and other current assets, amounts due from (to) related parties, accounts and bills payables, accruals and other payables. As of December 31, 2023 and June 30, 2024, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

Bank and other borrowings are recorded and measured at amortized costs.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and June 30, 2024, the Company deferred HK$7,444,232 and HK$7,905,640 (US$1,012,466) of offering costs, respectively, which were recognized in prepayments and other current assets, net. Such costs will be deferred and will be offset against the offering proceeds since the Company has successfully listed on October 16, 2024.

Accounts and bills payable

Accounts and bills payable represents trade payables to vendors.

Accruals and other payables

Accruals and other payables primarily include payroll payable, accrued expense, electricity payable, contract liabilities, other taxes and other accruals and payables.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Leases

Operating lease

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

2. Summary of Significant Accounting Policies and Practices (cont.)

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for the major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when we are reasonably certain that it will exercise that option. We do not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Banks and other borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method.

Employee benefit plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Qualified employees of the Hong Kong entities participate in Mandatory Provident Fund and company’s medical insurance plan. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately HK$30,000.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during six months ended June 30, 2023 and 2024 and balances as of December 31, 2023 and June 30, 2024 are set out in the Note 15.

2. Summary of Significant Accounting Policies and Practices (cont.)

Revenue recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires us to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. We derive revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until we identify a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. We have addressed whether various goods and services promised to the customer represent distinct performance obligations. We applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price.

Transaction price is the amount of consideration in the contract to which we expect to be entitled in exchange for transferring the promised goods or services. Consideration payable to a customer is deducted from the transaction price if we do not receive a separate identifiable benefit from the customer.

2. Summary of Significant Accounting Policies and Practices (cont.)

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

We currently generate our revenue from provision of commercial printing services.

We typically receive purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that we must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at our inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products.

Following the adoption of ASC 606, we considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfill a contract under ASC 340-40-25-5 only if those costs meet all of the following criteria:

●	The costs relate directly to a contract or an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under the renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

●	The costs generate or enhance resources of the entity that will be used in satisfying (or continuing to satisfy) performance obligations in the future.

●	The costs are expected to be recovered.

The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

Costs that relate directly to a contract include direct material, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

We elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfilment activity and has been presented as transportation costs which is include in selling and marketing expenses.

Cost of revenue

Cost of revenue of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff cost, transportation costs, customs expense, commission, rental expense, advertising expense and other expenses related to our selling and marketing activities. During the six months ended June 30, 2023 and 2024, we incurred shipping and handling costs which is characterized as transportation costs and customs expense totaling HK$1,233,941 and HK$2,762,120 (US$353,742), respectively.

2. Summary of Significant Accounting Policies and Practices (cont.)

General and administrative expenses

General and administrative expenses consist primarily of staff costs, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, repair and maintenance, depreciation, professional services fees, bank charge, utilities, entertainment expense, office expense, low value consumables, motor vehicle expense and expenses related to general operations as well as research and development costs in connection with the technology development for the commercial printing services. Research and development expenses are charged to expense as incurred and have no alternative future uses in accordance with ASC 730, “Research and Development”. During the six months ended June 30, 2023 and 2024, we incurred research and development cost totaling HK$3,297,287 and HK$2,484,089 (US$318,134), respectively.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations upon receipt and when all conditions attached to the grants are fulfilled.

Income taxes

We account for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

We adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Our policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive income (loss)

We present comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the periods and the foreign currency translation adjustments.

2. Summary of Significant Accounting Policies and Practices (cont.)

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2023 and June 30, 2024.

Earnings (loss) per share

We compute earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the Company’s unaudited interim condensed consolidated financial statements and related disclosures.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited interim condensed consolidated financial statements and related disclosures.

2. Summary of Significant Accounting Policies and Practices (cont.)

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited interim condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its unaudited interim condensed consolidated financial statements and related disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

3. Segment information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management's assessment, the Company has determined that the production line for commercial printing is situated in the PRC, while the major sales operations are located in Hong Kong. Since the majority (approximately 90% of total revenue) of revenue is generated from Hong Kong, the Company considered that no geographical location disclosure was required.

The following table shows disaggregated revenue by major merchandise categories for the six months ended June 30, 2023 and 2024, respectively:

	Six months ended June 30,
	2023		2024
	HK$	%	HK$	US$	%
Book products	23,851,531	47.0%	43,707,926	5,597,624	53.3%
Novelty and packaging products	26,948,790	53.0%	38,226,333	4,895,602	46.7%
	50,800,321	100.0%	81,934,259	10,493,226	100.0%

4. RESTRICTED CASH

Restricted cash was HK$6,347,680 and HK$7,852,453 (approximately US$1,005,655) as of December 31, 2023 and June 30, 2024, respectively. The restricted cash represented deposits pledged to Bank of Ningbo Co., Ltd to principally secure our bills payable which has a maximum length of six months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable	39,369,013	48,239,564	6,177,986
Allowance for expected credit losses	(7,698,280)	(1,057,335)	(135,412)
Total	31,670,733	47,182,229	6,042,574

5. ACCOUNTS RECEIVABLE, NET (cont.)

Allowance for expected credit losses, net consists of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	3,166,472	7,698,280	985,910
Addition	4,917,798	860,057	110,147
Recovery of allowance made in prior period	—	(620,652)	(79,486)
Written-off	(381,804)	(6,869,365)	(879,752)
Exchange alignment	(4,186)	(10,985)	(1,407)
Ending balance	7,698,280	1,057,335	135,412

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Deposits	576,178	420,871	53,900
Prepayments to suppliers	694,864	387,880	49,675
Pledged short-term receivable*	—	1,934,100	247,698
Input VAT	1,140,944	2,565,789	328,598
Deferred offering costs	7,444,232	7,905,640	1,012,466
Others	446,137	483,752	61,954
Total	10,302,355	13,698,032	1,754,291

* Pledged short-term receivable represented the receivable pledged to secure the other borrowing from Far Eastern Lease Co., Ltd in which the maturity date is in April 2025 (Note 13).

7. INVESTMENT IN LIFE INSURANCE POLICY, NET

Investment in life insurance policy, net consists of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Investment in life insurance policy	1,564,333	1,565,203	200,454
Allowance for expected credit losses	—	—	—
Investment in life insurance policy, net	1,564,333	1,565,203	200,454

The Company is the owner and beneficiary of the policies and Mr. Wing Wah Cheng, Wayne (“Mr. Cheng”), the Chief Executive Director of the Company, is the key management person insured under the Company’s contracted life insurance policies to insure against the death of the key member of management of the Company. The Company could terminate the policy at any time and receive cash back on the cash value of the policy at the date of withdrawal, which was determined by the premium payment plus accumulated interest earned and minus the accumulated insurance policy charges and surrender charges. The director of the Company represents that the Company reviews whether to terminate the life insurance policy regularly. Accordingly, the life insurance policy is recorded as current asset.

8. INVENTORIES, NET

Inventories, net is comprised of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Raw materials	1,643,328	2,642,205	338,384
Work-in-progress	2,772,024	6,096,820	780,813
Finished goods	3,877,935	1,725,897	221,034
Total	8,293,287	10,464,922	1,340,231

9. PLANT AND EQUIPMENT, NET

Plant and equipment, net consists of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Plant machineries	50,720,277	53,159,291	6,808,049
Motor vehicles	1,855,024	1,845,115	236,302
Office equipment	1,636,280	1,692,217	216,720
Total	54,211,581	56,696,623	7,261,071
Less: accumulated depreciation	(38,394,413)	(37,762,097)	(4,836,148)
Plant and equipment, net	15,817,168	18,934,526	2,424,923

Depreciation expenses recognized for the six months ended June 30, 2023 and 2024 were HK$1,582,421 and HK$1,350,981 (approximately US$173,019), respectively.

We leased the following motor vehicles and plant machineries from third parties with terms of 36-60 months and accounted for as a finance lease with details as follows:

			Carrying value as at		Accumulated depreciation as at
Assets category	Quantity	Lease terms	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024
			HK$	HK$	HK$	HK$
			(Audited)	(Unaudited)	(Audited)	(Unaudited)
Motor vehicles	One	60 months	349,931	323,466	238,189	264,654
Plant machineries	Three	36 months	1,638,791	1,505,085	435,999	521,016

The carrying value of plant machineries as of December 31, 2023 and June 30, 2024 includes an amount of HK$3,432,943 and HK$3,026,720 (approximately US$387,629) in respect of assets pledged for other borrowing between Samfine SZ and Far Eastern Lease Co., Ltd (Note 13).

10. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Software	1,098,205	897,029	114,881
Patent	819,287	797,902	102,187
Total	1,917,492	1,694,931	217,068
Less: accumulated amortization	(1,047,660)	(1,043,311)	(133,616)
Intangible assets, net	869,832	651,620	83,452

Amortization expenses recognized for the six months ended June 30, 2023 and 2024 were HK$35,010 and HK$26,879 (approximately US$3,442), respectively.

11. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Pledged long-term receivable	1,985,940	—	—

Pledged long-term receivable represented the receivable pledged to secure the other borrowing from Far Eastern Lease Co., Ltd and was reclassified to current portion during the period, please refer to Note 6 for the details. Other non-current assets were financial assets in prior period with carrying value that approximate fair value due to the impact of discounting was immaterial.

12. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Payroll payable	2,537,983	2,386,004	305,573
Accrued expenses	2,971,794	3,630,906	465,006
Contract liabilities	1,544,620	7,815,850	1,000,967
Other taxes	137,378	—	—
Others	11,455	30,670	3,928
Total	7,203,230	13,863,430	1,775,474

13. BANKS AND OTHER BORROWINGS

Outstanding balances of banks and other borrowings as of December 31, 2023 and June 30, 2024 consisted of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Bank borrowings:
Guaranteed(i)	9,349,671	7,860,604	1,006,699
Collateralized and guaranteed(ii)	5,644,519	5,977,873	765,579
	14,994,190	13,838,477	1,772,278
Other borrowing:
Collateralized and guaranteed(iii)	5,079,777	3,098,779	396,857
	20,073,967	16,937,256	2,169,135
Less: current portion	(9,559,450)	(12,095,674)	(1,549,079)
Non-current portion	10,514,517	4,841,582	620,056

(i)	The bank borrowings were guaranteed by Mr. Cheng, director of the Company, and Ms. Kwan Hung Cheng (“Mrs. Cheng”), spouse of Mr. Cheng, and the Government of Hong Kong under a financing aid program for small and medium enterprises operating in Hong Kong;

(ii)	The bank borrowing was guaranteed by Mr. Cheng and Mrs. Cheng capped at RMB30 million and also pledged by a) certain properties in Shenzhen owned by Mrs. Cheng; and b) restricted cash deposited in the relevant bank as a security for the borrowing;
(iii)	The other borrowing was guaranteed by Mr. Cheng and Mrs. Cheng and also pledged by a) plant having a net book value of HK$3,432,943 and HK$3,026,720 (approximately US$387,629) as of December 31, 2023 and June 30, 2024, respectively, charged for the borrowing; and b) a receivable of RMB1.8 million (equivalent to HK$1.9 million as of June 30, 2024) to be received upon the expiry of the borrowing;

Banks and other borrowings as of December 31, 2023 and June 30, 2024 are as follows:

					Balance as at
Lender	Type	Maturity date	Currency	Interest rate	December 31, 2023	June 30, 2024
					HK $	HK $	US$
					(Audited)	(Unaudited)	(Unaudited)
Bank of Ningbo Co., Ltd	Bank borrowing	Within 1 year	RMB	Average 4.30%	5,644,519	5,977,873	765,579
The Bank of East Asia Limited	Bank borrowing	11/2027	HK $	6.96%	8,332,287	6,406,291	820,447
The Bank of East Asia Limited	Bank borrowing	02/2025	US $	6.82%	—	1,110,582	142,231
Standard Chartered Bank (HK) Limited	Bank borrowing	09/2024	HK $	3.12%	1,017,384	343,731	44,021
Far Eastern Lease Co., Ltd	Other borrowing	04/2025	RMB	6.67%	5,079,777	3,098,779	396,857
					20,073,967	16,937,256	2,169,135

13. BANKS AND OTHER BORROWINGS (cont.)

Loan type in terms of currency (in HK$) - Unaudited	Carrying value	Within 1 year	June 30, 2026	June 30, 2027	June 30, 2028
	HK$
in HK$	6,750,022	1,908,440	1,998,208	1,976,715	866,659
in US$	1,110,582	1,110,582	—	—	—
in RMB	9,076,652	9,076,652	—	—	—
June 30, 2024	16,937,256	12,095,674	1,998,208	1,976,715	866,659

Loan type in terms of currency (in US$) - Unaudited	Carrying value	Within 1 year	2026	2027	2028
	US$
in HK$	864,468	244,412	255,908	253,156	110,992
in US$	142,231	142,231	—	—	—
in RMB	1,162,436	1,162,436	—	—	—
June 30, 2024	2,169,135	1,549,079	255,908	253,156	110,992

Loan type in terms of currency (in HK$) - Audited	Carrying value	Within 1 year	2025	2026	2027	2028
	HK$
in HK$	9,349,671	96,748	5,627,730	1,856,844	1,768,349	—
in RMB	10,724,296	9,462,702	1,261,594	—	—	—
December 31, 2023	20,073,967	9,559,450	6,889,324	1,856,844	1,768,349	—

14. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Our operating leases primarily consist of leases of plants and staff dormitory. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the unaudited interim condensed consolidated balance sheets.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Operating lease:
Operating lease right-of-use assets	5,022,022	4,615,352	591,083

Current operating lease liabilities	3,928,046	3,492,618	447,296
Non-current operating lease liabilities	1,093,976	1,122,734	143,787
Total operating lease liabilities	5,022,022	4,615,352	591,083

Operating lease expense for the six months ended June 30, 2023 and 2024 was HK$2,126,158 and HK$2,229,852 (approximately US$285,575), respectively.

The future minimum lease payment schedule as follows:

For the periods ending June 30,	HK$	US$
	(Unaudited)	(Unaudited)
2025	3,623,708	464,084
2026	635,674	81,410
2027	529,729	67,842
Total	4,789,111	613,336
Less: imputed interest	(173,759)	(22,253)
Present value of operating lease liabilities	4,615,352	591,083
Less: current portion of operating lease liabilities	(3,492,618)	(447,296)
Total operating lease liabilities	1,122,734	143,787

Other supplemental information about our operating lease as follows:

	December 31, 2023	June 30, 2024
	(Audited)	(Unaudited)
Weighted average discount rate	6.8%	5.9%
Weighted average remaining lease term (years)	1.16	1.56

14. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Finance lease:

We entered into finance leases to acquire certain of plant machineries and motor vehicles as follows:

Category	Month starts	Month ended	Value
A motor vehicle	June 2019	May 2024	HK$485,000
2 sets of machineries	July 2021	June 2024	RMB1,144,000
1 set of machinery	November 2021	October 2024	RMB556,000

Supplemental balance sheet information related to finance leases was as follows:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Finance leases:
Current finance lease obligation	145,240	9,509	1,218
Non-current finance lease obligation	—	—	—
Total finance lease obligation	145,240	9,509	1,218

As of June 30, 2024, the maturities of finance lease liabilities are all within one year.

Other supplemental information about our finance leases as follows:

	December 31, 2023	June 30, 2024
	(Audited)	(Unaudited)
Weighted average discount rate	8.8%	8.8%
Weighted average remaining lease term (years)	0.56	0.33

Our obligations under finance leases are secured by the leased assets. In addition, our finance leases relating to our plant machineries are also guaranteed by Mr. Cheng and Mrs. Cheng.

15. Related party balances and transactions

Due from a related party consist of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Due from Jiamei Cultural and Creative (Shenzhen) Co., Ltd, a company wholly-owned by Mrs. Cheng	2,086,415	2,416,977	309,540
Total	2,086,415	2,416,977	309,540

Due to related parties consist of the following:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Due to Mr. Cheng, director of the Company	112,102	131,833	16,884
Due to Mrs. Cheng	1,920,091	1,362,360	174,476
Total	2,032,193	1,494,193	191,360

The amounts due from/to the related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature. All balances due from related parties will be fully repaid upon listing.

In addition to the related party balances above and the guarantees and pledge of properties and plant machineries as disclosed in Notes 13 and 14 above, we have the following significant related party transaction incurred from renting one of our plants in Shenzhen from Mrs. Cheng:

	Six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Rental paid	1,697,257	1,628,850	208,605

16. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

New Achiever is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Samfine HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, Samfine HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Samfine SZ and Samfine SZ Technology are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

Samfine SZ applied and officially obtained a preferential tax concession for being a high technology enterprise whereby Samfine SZ was entitled to have a tax concession at 15% under the PRC EIT for the coming three years since December 2021.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Current:
Hong Kong	—	—	—
PRC	1,344	8	1
Deferred:
Hong Kong	—	615,392	78,813
PRC	—	(392,606)	(50,281)
	—	222,786	28,532
Total provision for income taxes	1,344	222,794	28,533

16. TAXES (cont.)

Deferred tax

Significant components of deferred tax were as follows:

	Tax losses	Allowance for expected credit losses	Total
	HK$	HK$	HK$
As of January 1, 2023	1,505,185	226,489	1,731,674
Recognized in the statements of operations	908,713	—	908,713
As of December 31, 2023 (Audited)	2,413,898	226,489	2,640,387

As of January 1, 2024	2,413,898	226,489	2,640,387
Utilized in the statements of operations	(222,786)	—	(222,786)
As of June 30, 2024 (Unaudited)	2,191,112	226,489	2,417,601
As of June 30, 2024 (US$) (Unaudited)	280,614	29,006	309,620

Movements of deferred tax were as follows:

	As of December 31, 2023	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Deferred tax assets:
Beginning balance	1,731,674	2,640,387	338,152
Addition	908,713	(222,786)	(28,532)
Ending balance	2,640,387	2,417,601	309,620

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to full utilize the assets in the foreseeable future.

17. riskS AND UNCERTAINTIES

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Samfine HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,034) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of HK$9,334,626 (approximately US$1,195,475) was maintained at financial institutions in Hong Kong and approximately HK$2,000,000 was insured by the Hong Kong Deposit Protection Board.

As of June 30, 2024, HK$16,082,128 (approximately US$2,059,620) was deposited with financial institutions located in the PRC, which were not federally insured. Accordingly, we have a concentration of credit risk related to the uninsured part of bank deposits. We have not experienced any losses in such accounts and believe it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the six months ended June 30, 2023, three customers accounted for 31.5%, 24.9% and 24.1% of our total revenue, respectively. For the six months ended June 30, 2024, three customers accounted for 24.1%, 19.9% and 19.1% of our total revenue, respectively. No other customer accounts for more than 10% of our revenue for the six months ended June 30, 2023 and 2024, respectively.

As of December 31, 2023, four customers accounted for 38.8%, 19.3%, 12.7%, and 11.9% of the total balance of accounts receivable, respectively. As of June 30, 2024, three customers accounted for 31.8%, 30.1% and 15.7% of the total balance of accounts receivable, respectively. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023 and June 30, 2024, respectively.

Vendor concentration risk

For the six months ended June 30, 2023, two vendors accounted for 29.5% and 15.7% of our total purchases, respectively. No other vendor accounts for more than 10% of our purchases for the six months ended June 30, 2023 and 2024.

As of December 31, 2023, one vendor accounted for 10.4% of the total balance of accounts payable.  As of June 30, 2024, one vendor accounted for 12.4% of the total balance of accounts payable. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2023 and June 30, 2024, respectively.

17. riskS AND UNCERTAINTIES (cont.)

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks and banks and other borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and banks and other borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

While the Company's reporting currency is HK$, certain of the Company's revenue and costs of revenues and expenses are denominated in RMB. Certain of our assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between HK$ and RMB. If RMB depreciates against HK$, the value of the Company's RMB revenues, net income and assets as expressed in its HK$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates while revenues and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income (loss), a component of equity. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

18. Shareholders’ equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions including a share split of 1-to-1.6 performed on September 5, 2023, As a result of the share split, we now have 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding which have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Restricted assets

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Samfine SZ only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Samfine SZ.

Samfine SZ and Samfine SZ Technology are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Samfine SZ and Samfine SZ Technology may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Samfine SZ and Samfine SZ Technology are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Samfine SZ and Samfine SZ Technology from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and June 30, 2024, amounts restricted are the paid-in-capital of Samfine SZ and Samfine SZ Technology, which amounted to HK$15,491,225 and HK$15,491,225 (US$ 1,983,281) in aggregate, respectively.

Dividend distributions

During the six months ended June 30, 2023 and 2024, we distributed cash dividends of nil and nil, respectively, to our shareholders.

19. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into certain operating leases for staff dormitory and plants in Shenzhen, Guangdong, China for the period ranging from December 2014 to April 2027. In addition, we also entered into certain finance leases for our motors vehicle and plant machineries for the period ranging from June 2019 to October 2024. Our commitments for minimum lease payment under these operating leases and finance lease obligations as of June 30, 2024 are listed in section “Note 14 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

20. SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2024, up through December 20, 2024 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, other than those as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements except below.

Completion of the IPO

On October 16, 2024, the Company completed its IPO and listed its ordinary shares on the Nasdaq Capital Market under the symbol “SFHG”. With the IPO, the Company received aggregate gross proceeds of US$8,000,000, prior to deducting underwriting discounts and other offering expenses and a total of 2,000,000 ordinary shares were issued. On October 22, 2024, the representative of the underwriters of the IPO exercised its over-allotment option in full to purchase an additional 300,000 ordinary shares of the Company. As a result of which, the Company received an additional gross proceed of US$1,200,000.